Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 2 dated July 22, 2024, to the Offering Circular dated June 17, 2024

This document serves as a supplement to the offering circular for Energea Portfolio 3 Africa LLC, dated June 17, 2024, which we have filed with the Securities and Exchange Commission (collectively, the "Offering Circular"). This document should be read in conjunction with the Offering Circular. Unless otherwise specified in this supplement, capitalized terms used herein shall have the same meanings as those defined in the Offering Circular.

The purpose of this supplement is to disclose:

·	Revisions to Projects Acquired and Owned

Energea Portfolio 3 Africa LLC
52 Main Street
Chester, CT 06412

Energea Portfolio 3 Africa LLC has acquired an additional two (2) projects, each of which is reported in a Project Memo filed with the SEC under Form 1-U.

·	High School Montagu

·	Robertson Voorbereiding School

·	Swellendam Secondary School

The revised "Projects Acquired and Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

The only property owned by the Company are the Projects.

Projects Acquired and Owned

As of the date of this Offering Circular, we have invested into fifteen (15) Projects, each of which are described more fully in filings with the SEC linked below. The table below lists the total amount the Company invested into each Project, the estimated cost of each Project and the percent of ownership the Company has in each Project. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.
Project Name	Project Size (DC)	Amount Invested	% Ownership	Estimated Cost	Form 1-U
Spar Lulekani	372kW	$23,369	6.72%	$23,369	Link
Nhimbi Fresh	510kW	$24,631	1.74%	$24,631	Link
Anchor Foods	119kW	$109,334	100%	$109,334	Link
CPOA Avondrust	188kW	$99,024	46.39%	$99,024	Link
CPOA Trianon	147kW	$163,624	100%	$163,624	Link
Zandvliet	138kW	$74,999	74.54%	$74,999	Link
Baysville	104kW	$25,000	25.98%	$25,000	Link
Connaught Park	471kW	$411,362	100%	$411,362	Link
CPOA Quadrant Gardens	100kW	$90,710	100%	$90,710	Link
CPOA Constantia Place	145kW	$115,108	100%	$115,108	Link
Laerskool Havinga	84kW	$191,151	100%	$191,151	Link
Bosmansdam High School	80kW	$148,234	100%	$148,234	Link
CPOA Eventide	44kW	$98,806	100%	$98,806	Link
High School Montagu	71kW	$182,256	100%	$182,256	Link
Robertson Voorbereiding School	38kW	$117,306	100%	$117,306	Link
Swellendam Secondary School	74kW	$251,494	100%	$240,573	Link
Total		$2,126,408		$2,126,408